Exhibit 99.1

PARCELPAL LOGISTICS INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - expressed in Canadian Dollars)

For the Three and Six Months Ended June 30, 2023 and 2022

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements have been prepared by and are the responsibility of the management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of condensed interim financial statements by an entity's auditor.

ParcelPal Logistics Inc. Condensed Interim Consolidated Statements of Financial Position (Unaudited - expressed in Canadian Dollars)
	Notes	June 30, 2023 $	December 31, 2022 $

ASSETS
Current assets
Cash		219,900	76,661
Accounts receivable	4	240,407	237,506
Prepaid expenses		60,142	31,858
		520,449	346,025

Customer contract	3,6	3,139,131	3,707,137
Vehicles and Right-of-use assets	5	413,109	507,669

Total assets		4,072,689	4,560,831

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	9	2,200,543	2,027,939
Purchase obligation	3	1,580,385	1,616,704
Convertible Note	13	1,465,913	1,536,139
Sales tax payable		754,463	682,200
Short-term loan payable	7	278,262	396,201
Lease obligations – current	12	-	58,012
		6,279,566	6,317,195

Lease obligations	12	-	10,320

Total liabilities		6,279,566	6,327,515

SHAREHOLDERS’ (DEFICIT) EQUITY
Share capital	8	19,643,611	18,928,057
Contributed surplus		3,713,683	3,664,546
Accumulated other comprehensive income		70,795	197,980
Deficit		(25,634,966)	(24,557,267)
Total shareholders’ (deficit) equity		(2,206,877)	(1,766,684)

Total liabilities and shareholders’ (deficit) equity		4,072,689	4,560,831

Nature of operations and going concern (Note 1)
Commitments (Note 13)
Subsequent events (Note 15)

Approved on behalf of the Board of Directors on August 28, 2023

/s/ Rich Wheeless	/s/ Robert Faissal
Rich Wheeless	Robert Faissal
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ParcelPal Logistics Inc. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss For the Three and Six Months Ended June 30, 2023 and 2022 (Unaudited - expressed in Canadian Dollars)
		Three months ended June 30		Six months ended June 30
	Notes	2023 $	2022 $	2023 $	2022 $

SALES		2,919,785	2,505,663	5,884,828	5,179,336

COST OF SALES	14	(2,134,924)	(1,918,713)	(4,742,048)	(4,179,832)

GROSS PROFIT		784,861	586,950	1,142,7780	999,504

EXPENSES
Amortization	7	247,209	631,119	493,476	631,119
Consulting fees		46,334	167,688	107,400	207,463
Foreign exchange		(89,252)	100,479	(80,855)	60,483
Marketing and promotion		-	117,497	63,158	124,436
Management and director fees	9	161,997	321,849	376,353	448,695
Office and miscellaneous		219,154	307,628	394,877	772,371
Professional fees		152,762	116,553	244,845	149,793
Regulatory and filing fees		49,187	29,374	120,193	45,633
Salaries	9	317,834	355,620	655,566	651,286
Share-based compensation	8	39,544	44,246	39,544	44,246
Travel and accommodation		50,224	42,283	50,224	96,043
		(1,194,993)	(2,234,336)	(2,464,781)	(3,231,568)

Loss before other items		(410,132)	(1,647,386)	(1,322,001)	(2,232,064)

Other expenses (gains):
Other income	14	(336,925)	-	(336,925)	-
Debt Settlement	13	-	(207,521)	-	(273,247)
Derivative liability	13	-	-	-	(206,726)
Interest expense	12,13	37,172	88,783	92,623	312,673
Gain on disposal of asset	6	-	(90,000)		(266,901)
		299,753	208,738	244,302	434,201

Net loss for the period		(110,379)	(1,438,648)	(1,077,699)	(1,797,863)

Foreign currency translation adjustment		(107,171)	169,866	(127,185)	56,470

Comprehensive loss for the period		(217,550)	(1,268,782)	(1,204,884)	(1,741,393)

Basic and diluted loss per share		(0.00)	(0.01)	(0.00)	(0.01)

Weighted average number of shares outstanding – basic and diluted		230,932,295	177,604,924	216,775,020	171,743,973

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ParcelPal Logistics Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
For the Three and Six Months Ended June 30, 2023 and 2022
(Unaudited - expressed in Canadian Dollars)

	Number of shares	Amount $	Contributed Surplus $	Deficit $	AOCI $	Total $

Balance, December 31, 2021	156,338,733	17,622,777	3,620,300	(21,031,270)	(4,202)	207,605

Shares issued pursuant to:
Convertible note	25,312,500	1,000,813	-	-	-	1,000,813
In lieu of consulting fees	1,250,000	35,000	-	-	-	35,000
Acquisition of customer contract	13,473,358	269,467	-	-	-	269,467
Share-based compensation	-	-	44,246	-	-	44,246
Net and comprehensive loss for the period	-	-	-	(1,797,863)	56,470	(1,741,393)

Balance, June 30, 2022	196,374,591	18,928,057	3,664,546	(22,829,133)	52,268	(184,262)

Balance, December 31, 2022	196,374,591	18,928,057	3,664,546	(24,557,267)	197,980	(1,766,684)

Shares issued pursuant to:
Private placement	25,218,144	406,000	-	-	-	406,000
Issue costs	-	(9,853)	-	-	-	(9,853)
Broker warrants	-	(9,593)	9,593	-	-	-
Bonus shares	6,500,000	227,500	-	-	-	227,500
Consulting shares	2,900,000	101,500	-	-	-	101,500
Share-based compensation	-	-	39,544	-	-	39,544
Net and comprehensive loss for the period	-	-	-	(1,077,699)	(127,185)	(1,204,884)

Balance, June 30, 2023	230,992,735	19,643,611	3,713,683	(25,634,966)	70,795	(2,206,877)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ParcelPal Logistics Inc. Condensed Interim Consolidated Statements of Cash Flows For the Three and Six Months Ended June 30, 2023 and 2022 (Unaudited - expressed in Canadian Dollars)
	2023 $	2022 $
Operating activities
Loss for the period	(1,077,699)	(1,797,863)
Add non-cash items:
Amortization	519,759	727,049
Share-based compensation	39,544	44,246
Accrued interest	-	312,506
Shares issued in lieu of fees	329,000	35,000
(Gain) / Loss on debt settlement	-	(273,247)
Unrealized foreign exchange loss (gain)	(70,226)	10,652
Fair value of derivative	-	(206,726)
Gain on disposal of asset	-	(266,901)
Changes in non-cash working capital items
Sales tax payable	72,263	96,203
Prepaid expenses	(28,284)	74,260
Accounts receivable	(2,901)	(20,045)
Accounts payable and accrued liabilities	172,604	586,447
Net cash flows used in operating activities	(45,940)	(678,419)

Investing activity
Sale of vehicles	-	410,500
Purchase of vehicles	-	(37,150)
Net cash flows provided (used) by investing activity	-	373,350

Financing activities
Private placement	406,000	-
Issue costs	(9,853)	-
Loan repayments	(103,110)	-
Lease payments	(5,184)	(117,935)
Net cash flows provided (used) by financing activities	287,853	(117,935)

Foreign exchange on cash	(98,674)	37,514
Change in cash during the period	143,239	(385,490)
Cash – beginning of the period	76,661	551,961
Cash – end of the period	219,900	166,471
Supplemental cash flow information: Income taxes paid		-
Interest paid	75,729	23,231

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ParcelPal Logistics Inc. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2023 and 2022 (Unaudited - expressed in Canadian Dollars)
1.	NATURE OF OPERATIONS AND GOING CONCERN

ParcelPal Logistics Inc.  (“the Company” or “ParcelPal”) is a Vancouver, British Columbia based company that specializes in last-mile delivery service and logistics solutions, providing businesses with a smart, reliable and affordable delivery service powered by the Company’s licensed technology platform.  The Company operates in major Canadian cities including Vancouver, Calgary, and Toronto, and now in the western region of the United States.  The Company was incorporated in Alberta on March 10, 1997.  On June 22, 2006, the Company moved its incorporation jurisdiction to British Columbia.  The Company’s shares are listed on the Canadian Securities Exchange (“CSE”) under the symbol “PKG”, on the OTCQB (over-the-counter) Market in the United States under the symbol PTNYF and on the Frankfurt Stock Exchange under the symbol “PT0A”.

These condensed interim consolidated financial statements have been prepared under the assumption that the Company will continue as a going concern.  The going concern basis of presentation assumes that the Company will be able to meet its obligations and continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  Realization values may be substantially different from the carrying values as shown, and these condensed interim consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

The Company has incurred losses and negative operating cash flows since its inception. The Company will require further financing to meet its financial obligations and sustain its operations in the normal course of the business.  These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. The Company’s ability to meet its long-term business strategy depends on its ability to obtain additional equity financing and to generate operational cash flow from delivery services revenue.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2022, which have been prepared in accordance with IFRS as issued by IASB.

The Company uses the same accounting policies and methods of computation as in financial statements for the year ended December 31, 2022, with the exception of the following:

Basis of Consolidation
The condensed interim financial statements include the financial statements of the Company and its 95% owned subsidiary Web-to-door Trucking Corp. (“Trucking”) (2022 – 95%) and its 100% owned subsidiary ParcelPal Logistics USA, Inc. (2022 – 100%)

Use of estimates and judgements
The Company’s significant estimates and judgments are as per the audited financial statements ended December 31, 2022.

These condensed interim consolidated financial statements were approved by the board of directors for use on August 28, 2023.

ParcelPal Logistics Inc. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2023 and 2022 (Unaudited - expressed in Canadian Dollars)
3.	ASSET ACQUISITION

On June 1, 2022, the Company entered into an asset purchase agreement (the “Asset Acquisition”) with Delta Express Delivery, Inc. (“Delta”) whereby the Company, through ParcelPal USA, acquired a customer contract between Delta and FedEx Ground Package System, Inc. (“FedEx”) (the “FedEx Contract”) making ParcelPal USA an independent service provider for FedEx. In addition to the FedEx Contract, the Company also acquired 12 delivery vehicles from Delta. The acquisition of the FedEx Contract and the vehicles was treated as an asset acquisition. The Company issued 13,473,358 common shares, fair valued at $269,467 (US $209,107) and will make two payments of US $336,834 by November 1, 2022, as at December 31, 2022 the amount was still outstanding.  The allocation of the purchase price is as follows:

Purchase price consideration	$
Consideration – cash	868,129
Consideration – shares	269,467
Fair value of consideration	1,137,596

Vehicles	452,343
Customer contract	685,253
Total net assets acquired	1,137,596

On completion of the Asset Acquisition the Company, through ParcelPal USA, began generating revenue from the FedEx Contract and as at December 31, 2022 the Company had generated $1,141,965 in revenue from the FedEx Contract.

As at June 30, 2023, the Company’s purchase obligation outstanding is  $891,905 (2022 - $912,416). Also included in purchase obligation is $688,480 (2022 - $704,288) due for the acquisition of Trucking.

4.	ACCOUNTS RECEIVABLE

	June 30, 2023 $	December 31, 2022 $

Accounts receivable	240,407	237,506

As at June 30, 2023, 61%  (December 31, 2022 – 32%) of the Company’s accounts receivable are current, and the Company recorded $nil (December 31, 2022 - $nil) of bad debt expense related to certain customer accounts.

One customer accounted for of accounts receivable at June 30, 2023 of 61% (2022 – 32% of accounts receivable) and 88% (2022 – 96%) of total revenues during the period ended June 30, 2023.

ParcelPal Logistics Inc. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2023 and 2022 (Unaudited - expressed in Canadian Dollars)
5.	VEHICLES AND RIGHT-OF-USE ASSETS

Right-of-use assets consists of leased vehicles and a leased warehouse carried at cost less accumulated depreciation. The Company’s vehicles as at June 30, 2023 and December 31, 2022 are as follows:
	Vehicles $	ROU Assets $	Total $
Cost
Balance, December 31, 2021	198,745	839,699	1,038,444
Additions	452,323	-	452,323
Disposal	(198,745)	(633,671)	(832,416)
Foreign exchange	23,097	-	23,097
Balance, December 31, 2022	475,420	206,028	681,448
Disposal	-	(206,028)	(206,028)
Foreign exchange	(10,671)	-	(10,671)
Balance, June 30, 2023	464,749	-	464,749

Accumulated amortization
Balance, December 31, 2021	93,217	292,874	386,091
Amortization	25,817	158,253	184,070
Disposal	(93,217)	(303,759)	(396,976)
Foreign exchange	594	-	594
Balance, December 31, 2022	26,411	147,368	173,779
Amortization	26,283	-	26,283
Disposal	-	(147,368)	(147,368)
Foreign exchange	(1,054)	-	(1,054)
Balance, June 30, 2023	51,640	-	51,640

Balance, December 31, 2021	105,528	546,825	652,353
Balance, December 31, 2022	449,009	58,660	507,669
Balance, June 30, 2023	413,109	-	413,109

During the three and six months ended June 30, 2023, the Company included $26,283 (2022 - $34,827) and $13,094 (2022- $95,930) of amortization in cost of sales.

During the six months ended June 30, 2022, the Company purchased 14 previously leased vehicles for $37,150. The Company also sold 33 vehicles for gross proceeds of $410,000. The vehicles had a net book value of $128,313 and the Company recorded a gain on sale of $266,901. The Company also wrote off 4 vehicles which were valued at $14,786.

ParcelPal Logistics Inc. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2023 and 2022 (Unaudited - expressed in Canadian Dollars)
6.	CUSTOMER CONTRACTS

Upon completion of the acquisition of Trucking and the Asset Acquisition, the Company acquired customer contracts. The customer contracts are amortized using the straight-line method over the useful life of 5 years.

The change in customer contract during the period ended June 30, 2023, is as follows:

$

Balance, December 31, 2020	-
Additions	3,901,442
Foreign exchange	31,686
Balance, December 31, 2021	3,933,128
Additions	685,253
Amortization	(1,126,818)
Foreign exchange	215,573
Balance, December 31, 2022	3,707,137
Amortization	(493,476)
Foreign exchange	(74,530)
Balance, June 30, 2023	3,139,131

7.	LOAN PAYABLE

On July 25, 2022, the Company received a short-term loan for US$400,000 due on May 25, 2023. Per the terms of the loan the Company is required to make 40 payments of US$14,200 to settle the debt. As part of the loan agreement the Company paid a US$8,000 processing fee and US$24,000 finders’ fee, as the loan is short term in nature the fair value of the loan was determined to match the book value of the loan. The processing fee and finders’ fee were recorded as interest expense.

On October 4, 2022, the Company received an additional short-term loan for US$100,000 due on August 4, 2023. Per the terms of the loan the Company is required to make 40 payments of US$3,550 to settle the debt. As part of the loan agreement the Company paid a US$4,298 processing fee which was recorded as interest expense. As the loan is short term in nature the fair value of the loan was determined to match the book value of the loan.

ParcelPal Logistics Inc. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2023 and 2022 (Unaudited - expressed in Canadian Dollars)
A schedule of the changes in the loans is as follows:
$
Balance, December 31, 2021	-
Additions	677,200
Interest	105,706
Payments	(357,323)
Foreign exchange	(29,382)
Balance, December 31, 2022	396,201
Interest	75,729
Payments	(178,839)
Foreign exchange	15,935
Balance, June 30, 2023	309,026

8.	SHARE CAPITAL

Common Shares

Authorized:
The authorized capital of the Company consists of an unlimited number of common shares without par value.

Issued:

During the six months ended June 30, 2023:
a)
On March 14, 2023, the Company issued 20,944,640 units, consisting of one common share of the Company and one share purchase warrants, at a price of $0.017 per Unit for gross proceeds of $356,000. The Company also issued 4,273,503 units consisting of one common share of the Company and one-half share purchase warrant, at a price of $0.012 for gross proceeds of $50,000. The warrants expire on March 14, 2025 and are exercisable at $0.05 per warrant. The warrants were fair valued at $nil. The Company incurred cash issue costs of $18,593 and issued 579,600 broker warrants on the same terms as the warrants contained in the units. The broker warrants were fair valued at $9,593 using the Black-Scholes Option Pricing Model using the following assumptions: Risk free rate – 3.5%, expected volatility – 128%, expected forfeiture rate – nil, expected dividends – nil, expected life – 2 years.

b)	On March 16, 2023, the Company issued 1,800,000 common shares, valued at $63,000, for advertising and promotion expense.
c)	On March 22, 2023, the Company issued 6,500,000 bonus shares to the officers and directors of the Company. The shares were fair valued at $227,5000.
d)	On April 6, 2023, the Company issued 1,100,000 common shares to a consultant in lieu of cash, the shares were valued at $38,500.

During the year ended December 31, 2022:
a)	On January 1, 2022, the Company issued 2,500,000 common shares pursuant to the settlement of US$100,000 convertible debt, the shares were fair valued at $125,000.
b)	On January 20, 2022, the Company issued 5,000,000 common shares pursuant to the settlement of US$200,000 convertible debt, the shares were fair valued at $250,000.
c)	On February 15, 2022, the Company issued 7,625,000 common shares pursuant to the settlement of US$305,000 convertible debt, the shares were fair valued at $343,125.

ParcelPal Logistics Inc. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2023 and 2022 (Unaudited - expressed in Canadian Dollars)
d)	On May 4, 2022, the Company issued 337,500 common shares pursuant to the settlement of US$13,500 convertible debt, the shares were fair valued at $11,813.
e)	On May 9, 2022, the Company issued 9,850,000 common shares pursuant to the settlement of US$394,000 convertible debt, the shares were fair valued at $270,875.
f)	On May 13, 2022, the Company issued 1,000,000 common shares in lieu of consulting fees, the shares were fair valued at $30,000.
g)	On June 30, 2022, the Company issued 250,000 common shares in lieu of consulting fees, the shares were fair valued at $5,000.
h)	On June 30, 2022, the Company issued 13,473,358 common shares pursuant to the Asset Acquisition, the shares were fair valued at $269,467.

Stock Options

The Company has adopted an incentive stock option plan, which enables the Board of Directors of the Company from time to time, at its discretion, and in accordance with the CSE requirements to, grant to directors, officers, employees and consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 20% of the Company’s issued and outstanding common shares. Each stock option permits the holder to purchase one share at the stated exercise price. The options vest at the discretion of the Board of Directors.

The following is a summary of the Company’s stock option activity:
	Number of Options #	Weighted Average Exercise Price $

Balance, December 31, 2021	11,175,000	0.15
Granted	1,500,000	0.05
Expired	(700,000)	0.18

Balance, December 31, 2022	11,975,000	0.13
Granted	1,250,000	0.05
Forfeited	(5,200,000)	0.13
Expired	(950,000)	0.32

Balance, June 30, 2023	7,075,000	0.11

On April 6, 2023, the Company granted 1,250,000 options to a consultant of the Company, the options vested immediately and expire on April 6, 2028. The options were fair valued at $39,544 using the Black-Scholes Option Pricing Model using the following assumptions: risk free rate – 3.73%; forfeiture rate – nil; expected volatility – 152.17%; dividend rate – nil; expected life – 5 years.

ParcelPal Logistics Inc. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2023 and 2022 (Unaudited - expressed in Canadian Dollars)
As at June 30, 2023 the following options were outstanding and exercisable:

Expiry Date	Exercise price $	Remaining life (years)	Options outstanding
August 15, 2023	0.21	0.13	300,000
November 22, 2023	0.26	0.40	100,000
May 2, 2024	0.27	0.84	150,000
May 17, 2024	0.245	0.91	200,000
June 17, 2024	0.245	0.97	300,000
May 6, 2025	0.09	1.85	1,675,000
June 1, 2025	0.14	1.92	250,000
July 22, 2025	0.09	2.06	100,000
November 12, 2025	0.075	2.37	1,300,000
January 22, 2026	0.145	2.57	1,250,000
June 2, 2026	0.12	2.93	200,000
April 6, 2028	0.05	4.77	1,250,000
			7,075,000

Warrants

The following is a summary of the Company’s warrant activity:
	Number of Options #	Weighted Average Exercise Price $

Balance, December 31, 2022	-	-
Issued	23,660,992	0.05

Balance, June 30, 2023	23,660,992	0.05

As at June 30, 2023, 23,660,992 warrants are outstanding and they expire on March 14, 2025.

9.	RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers. The remuneration of directors and key management personnel is as follows:

	Three months ended June 30,		Six months ended June 30
	2023 $	2022 $	2023 $	2022 $
Management fees	161,997	321,849	323,853	448,695
Salaries and wages	18,750	18,750	37,500	37,500
	180,747	340,599	361,353	486,195

ParcelPal Logistics Inc. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2023 and 2022 (Unaudited - expressed in Canadian Dollars)
Included in accounts payable as at June 30, 2023, is $744,740 (December 31, 2022 - $576,942) owing to related parties. These amounts are non-interest bearing, unsecured and due on demand.

10.	SEGMENTED INFORMATION

As at June 30, 2023 the Company had one reportable segment, being last-mile delivery service and logistics solutions, and had operations in two geographical areas: Canada and the USA.

Geographic Segments

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Net gain (loss)
Canada	(574,845)	(651,638)	(1,478,195)	(1,123,632)
USA	464,466	(787,010)	400,496	(674,231)
	(110,379)	(1,438,648)	(1,077,699)	(1,797,863)

	June 30, 2023	December 31, 2022
	$	$
Assets
Canada	331,053	291,183
USA	3,741,636	4,269,648
	4,072,689	4,560,831

11.	FINANCIAL INSTRUMENTS

Classification of financial instruments
The Company’s financial instruments consist of cash, accounts receivable, loans receivable, accounts payable and accrued liabilities and lease obligations. The Company classifies cash, accounts receivable and loans receivable as financial assets at amortized cost. Accounts payable and lease obligations are classified as financial liabilities at amortized cost.

The Company examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, credit risk and liquidity risk. When material, these risks are reviewed and monitored by the Board of Directors.

There have been no changes in any risk management policies during the period ended June 30, 2023.

Fair value
Financial instruments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:
•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

ParcelPal Logistics Inc. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2023 and 2022 (Unaudited - expressed in Canadian Dollars)
The carrying value of the Company’s financial assets and liabilities measured at amortized cost approximate their fair value due to their short term to maturity.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures.

The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk
Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash is held in large Canadian financial institutions and is not exposed to significant credit risk.

Interest risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the directors are actively involved in the review, planning, and approval of significant expenditures and commitments. In December 2020, the Company entered into an agreement pursuant to which it received access to a US $5,000,000 equity line of credit for a period of three years. As at June 30, 2023, the Company has not accessed the equity line of credit.

Foreign exchange risk
The Company’s functional currency is the Canadian Dollar and major transactions are transacted in Canadian Dollars and US Dollars. The Company maintains a US Dollar bank account in Canada to support the cash needs of its operations. Management believes that the foreign exchange risk related to currency conversion is minimal and therefore does not hedge its foreign exchange risk.

Capital Management
The Company defines capital that it manages as its shareholders’ equity. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development of a social collaborative charting, news and communication platform for traders. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes to the Company’s approach to capital management during the period ended June 30, 2023.

ParcelPal Logistics Inc. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2023 and 2022 (Unaudited - expressed in Canadian Dollars)
12.	LEASE OBLIGATIONS

The Company’s lease obligations at June 30, 2023 and December 31, 2022 and the changes for the periods then ended are as follows:

$
Balance, December 31, 2021	563,330
Interest expense	40,792
Lease termination	(342,936)
Payments	(192,854)
Balance, December 31, 2022	68,332
Payments	(5,182)
Lease termination	(63,150)
Balance, June 30, 2023	-

During the period ended June 30, 2023, the Company terminated its vehicle leases.

13.	CONVERTIBLE PROMISSORY NOTE

During the year ended December 31, 2021, and 2020, the Company entered into multiple US dollar denominated convertible note agreements, with each convertible note containing a guaranteed interest rate between 5% and 10%, a 5% original issue discount on the principal of the convertible note, incentive common shares of the Company and the right to convert at a fixed price of US $0.06 to US $0.08 per share. As the convertible note and embedded conversion feature are denominated in US dollars and the Company has a Canadian dollar functional currency, they are within the scope of IAS 32 – Financial Instruments: Presentation, the value of the conversion feature is subject to changes in value based on the prevailing market price, resulting in a derivative liability. On initial recognition, the Company used the residual value method to allocate the principal amount of the convertible note between the derivative liability and host debt components. The derivative liability was valued first using the Black Scholes option pricing model and the residual was allocated to the host debt component. As the fair value of the debt, when discounted using the Company’s discount rate of 11.31% was greater than the total consideration received, the incentive shares were allocated a value of $nil.

The convertible notes issued are as follows:

On April 13, 2021, the Company issued a convertible note for US$341,250 (CAD - $427,873) with a guaranteed interest rate of 5% and an original issue discount of US$16,250. The note matures on October 10, 2021 and can be converted into common shares of the Company at a conversion price of US$0.13 per common share. The conversion option was fair valued at $10,817 and the loan was valued at $396,681. The loan is amortized to maturity using an effective interest rate of 4.88%. On December 7, 2021 and December 29, 2021, the Company issued 417,196 and 2,500,000 common shares to settle US $116,500 of the loan, the shares were fair valued at $31,290 and $137,500 respectively. During the year ended December 31, 2022, the derivative was revalued at $nil and a gain on fair value of derivative liability of $66,928 was recorded. The remainder of the convertible note was settled pursuant to the issuance of 6,045,325 common shares fair valued at $302,500. The Company recorded a gain on settlement of $19,005.

On May 27, 2021, the Company issued a convertible note for US$341,250 (CAD - $412,479) with a guaranteed interest rate of 5% and an original issue discount of US$16,250. The note matured on November 23, 2021 and can be converted into common shares of the Company at a conversion price of US$0.13 per common share. The conversion option was fair valued at $18,356 and the loan was valued at $374,481. The loan is amortized to maturity using an effective interest rate of 5.98%. During the year ended December 31, 2022, the derivative was fair valued at $nil and the Company recorded a gain on derivative liability of $94,980. The remainder of the convertible note was settled pursuant to the issuance of 8,957,800 common shares fair valued at $408,763, the Company recorded a gain on debt settlement of $47,503.

ParcelPal Logistics Inc. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2023 and 2022 (Unaudited - expressed in Canadian Dollars)
On closing of the Trucking acquisition, the Company issued a convertible note with face value of up to US$2,300,000 receivable in four tranches. Each of the first three funded tranches will carry a 5% Original Issue Discount (or “OID”). As consideration of the convertible note, the Company shall issue 500,000 common shares to the noteholder for each of the first three funded tranches. As at June 30, 2023, the first tranche of US $735,000 and the second tranche of US $672,000 had been funded and 1,000,000 common shares were issued to the noteholder, valued at $nil.

The first tranche had a guaranteed interest rate of 8% and an original issue discount for US $35,000. The note matured on March 14, 2022, and can be converted into common shares of the Company at a conversion price of US $0.09 per common share. The conversion option was fair valued at $110,301 and the loan was fair valued at $776,844. The loan is amortized to maturity using an effective interest rate of 20.087%. During the year ended December 31, 2022, the Company fair valued the derivative liability at $nil and recorded a gain on fair value of derivative liability of $11,534. The Company settled $456,265 of the loan pursuant to the issuance of 10,309,375 common shares fair valued at $289,550 and recorded a gain on debt settlement of $206,740. As at June 30, 2023, the outstanding balance of the convertible note is $505,007 (December 31, 2022 - $553,169).

The second tranche had a guaranteed interest rate of 8% and an original issue discount for US $32,000. The note matures on May 23, 2022 and can be converted into common shares of the Company at a conversion price of US $0.09 per common share. The conversion option was fair valued at $140,643 and the loan was fair valued at $670,204. The loan is amortized to maturity using an effective interest rate of 25.55%. As at December 31, 2022, the derivative was fair valued at $nil and the Company recorded a gain on fair value of derivative liability of $33,285.  As at June 30, 2023, the outstanding balance of the convertible note was $960,906 (December 31 2022 - $982,970).

The changes in the fair value of the derivative and loan balances were as follows:

	Convertible Debt $	Derivative Liability $

Balance, December 31, 2021	2,429,227	206,726
Interest expense	88,778	-
Accretion	200,497	-
Change in fair value of derivative liability	-	(206,726)
Conversion of convertible debt	(1,274,060)	-
Foreign exchange on loan	91,697	-
Balance, December 31, 2022	1,536,139	-

Foreign exchange on loan	(70,226)	-
Balance, June 30, 2023	1,465,913	-

ParcelPal Logistics Inc. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2023 and 2022 (Unaudited - expressed in Canadian Dollars)
14.	COST OF SALES

For the six months ended June 30, 2023 and 2022 cost of sales consists of the following:

	Three months ended June 30,		Six months ended June 30
	2023 $	2022 $	2023 $	2022 $
Amortization of vehicles	13,094	34,827	26,283	95,930
Fuel	45,071	24,582	103,920	26,862
Short term vehicle rentals	296,219	568,465	580,657	768,799
Salaries and wages	1,780,540	1,290,839	4,031,188	3,288,241
	2,134,924	1,918,713	4,742,048	4,179,832

During the six months ended June 30, 2023, the Company received USD$250,000 (CAD - $336,925) in Employee Retention Credit (“ERC”) funding. The ERC is refundable payroll tax credit serving as a reimbursement for a portion of payroll taxes incurred in the United States.